Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Shareholders' Equity	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Interim Consolidated Financial Statements	F-8 - F-15

- - - - - - - - - - -

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,535	$25,365
Short-term restricted cash	16	16
Bank deposits	56,574	30,628
Marketable securities	9,270	11,955
Trade receivables, net	11,623	6,043
Inventory	3,201	1,905
Prepaid expenses and other current assets	6,678	6,707
Total current assets	100,897	82,619

LONG-TERM ASSETS:
Restricted deposits	2,897	2,725
Property and equipment, net	20,752	23,432
Operating lease right-of-use assets, net	26,469	23,194
Other long-term assets	90	79
Total long-term assets	50,208	49,430

Total assets	$151,105	$132,049

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,346	$8,813
Deferred revenues	3,449	274
Employees and payroll accruals	9,498	8,722
Accrued expenses and other current liabilities	6,376	5,631
Operating lease liabilities	5,635	4,330
Total current liabilities	28,304	27,770

LONG-TERM LIABILITIES:
Operating lease liabilities	29,625	25,264
Warrants liability	56	86
Total long-term liabilities	29,681	25,350

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of June 30, 2025 and December 31, 2024; Issued and outstanding: 200,774,840 and 169,397,030 shares as of June 30, 2025 and December 31, 2024, respectively	-	-
Additional paid-in capital	854,286	808,974
Accumulated deficit	(761,166)	(730,045)
Total shareholders' equity	93,120	78,929

Total liabilities and shareholders' equity	$151,105	$132,049

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2025	2024

Revenues	$27,137	$13,721
Cost of revenues	(18,595)	(15,255)

Gross profit (loss)	8,542	(1,534)

Operating expenses:
Research and development	27,982	40,606
Sales and marketing	2,891	4,116
General and administrative	8,676	10,233

Total operating expenses	39,549	54,955

Operating loss	(31,007)	(56,489)

Financial income (expense), net	(29)	5,261

Loss before taxes on income	(31,036)	(51,228)
Taxes on income	(85)	(77)

Net loss	$(31,121)	$(51,305)

Basic and diluted net loss per ordinary share	$(0.16)	$(0.31)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	192,642,299	166,095,197

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Additional	Accumulated	Total Shareholders’
	Number	Amount	Paid-in Capital	Deficit	Equity

Balance as of January 1, 2024	165,387,098	$-	$788,577	$(635,288)	$153,289
Exercise of shares options	277,507	-	152	-	152
Vesting of RSUs	1,195,192	-	-	-	-
Share-based compensation	-	-	10,603	-	10,603
Net Loss	-	-	-	(51,305)	(51,305)

Balance as of June 30, 2024	166,859,797	$-	$799,332	$(686,593)	$112,739

Balance as of January 1, 2025	169,397,030	$-	$808,974	$(730,045)	$78,929
Issuance of ordinary shares and warrants, net of issuance costs	28,776,978	-	37,289	-	37,289
Exercise of shares options	639,224	-	443	-	443
Vesting of RSUs	1,961,608	-	-	-	-
Share-based compensation	-	-	7,580	-	7,580
Net Loss	-	-	-	(31,121)	(31,121)

Balance as of June 30, 2025	200,774,840	$-	$854,286	$(761,166)	$93,120

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:

Net loss	$(31,121)	$(51,305)
Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	2,715	4,036
Remeasurement of warrants liability	(30)	(149)
Change in accrued interest on bank deposits	(654)	(465)
Change in marketable securities	(91)	(259)
Share-based compensation	7,907	11,145
Foreign exchange loss (gain), net	(1,283)	124
Change in prepaid expenses and other assets	(131)	3,153
Change in trade receivables, net	(5,580)	1,977
Change in inventory	383	115
Change in operating lease assets and liabilities, net	2,391	(1,327)
Change in trade payables	(4,564)	(2,247)
Change in accrued expenses and other liabilities	1,049	(1,187)
Change in employees and payroll accruals	776	248
Change in deferred revenues	3,175	(6,487)

Net cash used in operating activities	(25,058)	(42,628)

Cash flows from investing activities:

Purchase of property and equipment	(2,924)	(2,029)
Proceeds from sales of property and equipment	3	-
Investment in bank deposits	(58,700)	(15,500)
Withdrawal of bank deposits	33,450	56,000
Investment in restricted deposits	-	(67)
Investment in marketable securities	(22,931)	(14,795)
Proceeds from sales and maturities of marketable securities	25,707	16,694

Net cash provided by (used in) investing activities	$(25,395)	$40,303

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2025	2024
Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of issuance cost	37,289	-
Proceeds from exercise of options	265	111

Net cash provided by financing activities	37,554	111

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,069	(43)

Decrease in cash, cash equivalents and restricted cash	(11,830)	(2,257)
Cash, cash equivalents and restricted cash at the beginning of the period	25,381	26,336

Cash, cash equivalents and restricted cash at the end of the period	$13,551	$24,079

Supplementary disclosure of cash flows activities:

(1) Cash paid during the period for:
Income taxes	$203	$129

(2) Non-cash transactions:
Purchase of property and equipment	$328	$1,250
Reclassification from property and equipment, net to inventory	$1,679	$-
Exercise of options	$217	$41
Right-of-use assets recognized with corresponding lease liabilities due to lease modification	$4,541	$-
Sale of machinery (see Note 4)	$1,146	$-

(3) Cash, cash equivalents and restricted cash at the end of the period:
Cash and cash equivalents	$13,535	$24,012
Short-term restricted cash	16	67
	$13,551	$24,079

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive grade LiDAR sensor platforms and complementary solutions that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. The Company provides a comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks.

b.	The Company was incorporated on January 18, 2016, under the laws of the state of Israel.

c.
On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Company's ordinary shares and warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively, on April 5, 2021.

d.
As of June 30, 2025 the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $13,535, bank deposits in the amount of $56,574 and marketable securities in the amount of $9,270, which is sufficient to finance its business plan for at least the next 12 months from the date these financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to obtain capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these interim consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended June 30, 2025.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2025, the interim consolidated statements of operations and the interim consolidated statements of cash flows for the six months ended June 30, 2025 and 2024, as well as the interim statement of changes in shareholders’ equity for the six months ended June 30, 2025 and 2024, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) regarding interim financial reporting.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of June 30, 2025, as well as its results of operations and cash flows for the six months ended June 30, 2025 and 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for other interim periods or for future years.

b.
Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) filed with the SEC on March 12, 2025.

There have been no changes to the significant accounting policies described in the 2024 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

c.
Use of estimates:

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

d.
Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits and restricted deposits.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel. The Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

Trade receivables of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security at time of purchase.

e.

Recently issued accounting pronouncement not yet adopted:

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, Early adoption is permitted. The Company is currently evaluating the effect that ASU 2025-05 will have on its consolidated financial statements and related disclosures.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORY

Inventory is comprised of the following:

	June 30,	December 31,
	2025	2024

Raw materials	$1,036	$837
Work in process	500	264
Finished goods (1)	1,665	804

	$3,201	$1,905

(1)	Finished goods as of June 30, 2025 include machinery to be sold to a customer (see Note 4).

NOTE 4:-	REVENUE RECOGNITION

During the six months ended June 30, 2025 and 2024, the Company recognized revenue at a point in time for LiDAR sensors and critical components, after transferring the control of the goods to the customer of $2,020 and $3,316, respectively.

During the six months ended June 30, 2025 and 2024, the Company recognized revenue at a point in time for application engineering services, after receiving customer acceptance of $20,336 and $10,405, respectively.

In June 2025 the Company entered into a contract with a customer for the sale of machinery (including subsequent adjustments to the machinery) for $10,000. During the six months ended June 30, 2025, the Company recognized revenue at a point in time from the sale of machinery, after transferring the control of the machinery to the customer of $4,781.

Deferred Revenues

During the six months ended June 30, 2025, the Company recognized $100 that was included in deferred revenues balance at December 31, 2024.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of application engineering services revenues not yet rendered. As of June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $16,062 (out of which $1,139 is recorded as deferred revenues), which the Company expects to recognize as revenues within the next 12 months.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

The below tables set forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2025 and December 31, 2024 by level within the fair value hierarchy.

	June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$9,270	$-	$9,270

Total financial assets	$-	$9,270	$-	$9,270

Liabilities:
Warrants (1)	$-	$-	$56	$56

Total financial liabilities	$-	$-	$56	$56

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$11,955	$-	$11,955

Total financial assets	$-	$11,955	$-	$11,955

Liabilities:
Warrants (1)	$-	$-	$86	$86

Total financial liabilities	$-	$-	$86	$86

(1)
As part of the Transactions (see Note 1c), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net.

The change in the fair value of the derivative private warrants liability is summarized as follows:

	Six Months Ended June 30,
	2025	2024
Balance as of January 1	$86	$240
Change in fair value of warrants liability	(30)	(149)
Balance as of June 30	$56	$91

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

Legal proceedings:

On March 28, 2024, a putative class action lawsuit was filed in the Delaware Court of Chancery against several former officers and directors of Collective Growth (the “Defendants”) which relates to events preceding the Transactions. Under the Transactions agreements, the Company may be required to honor all rights to indemnification or exculpation existing in favor of the directors and officers of Collective Growth, as were in effect prior to the Closing Date, solely with respect to any matters occurring on or prior to the Closing Date. The lawsuit generally alleges that the Defendants impaired Collective Growth’s public stockholders’ ability to exercise their redemption on an informed basis in connection with the Transactions, by failing to disclose material information in the proxy statement concerning the Defendants’ interests relating to the Transactions and the net cash per share that Collective Growth could contribute to the Transactions. The lawsuit asserts claims for breach of fiduciary duty and unjust enrichment.

On June 21, 2024, the Defendants’ legal counsel filed a motion to dismiss. On August 9, 2024, an amended complaint was filed, and in response, on August 23, 2024, the Defendants’ legal counsel submitted an amended motion to dismiss. Briefing on the amended motion to dismiss was completed on December 20, 2024. The court scheduled oral argument on the Defendants’ motion to dismiss for October 27, 2025. The Defendants intend to vigorously defend against the claim.

As of the date hereof, the Company, with advice of its legal counsel, is unable to estimate the likelihood of an outcome, favorable or unfavorable to the Company. Hence, an estimated liability has not been recorded in the interim consolidated financial statements.

Other than noted above, the Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	ORDINARY SHARES AND WARRANTS ISSUANCE

On February 12, 2025, the Company issued a total of 28,776,978 ordinary shares of no par value and 23,021,582 warrants to purchase one ordinary share, at an offering price of $1.39 per unit (each unit consisting of one ordinary share and eight tenths of a warrant), for a total consideration of $37,289, net of placement agent fees and other issuance costs of $2,711. The warrants are immediately exercisable at $1.69 per share and will expire five years from the date of issuance. The warrants were classified as equity in the Company’s financial statements.

NOTE 8:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Six Months Ended June 30,
	2025	2024

Numerator:

Net Loss	$(31,121)	$(51,305)

Denominator:
	192,642,299	166,095,197

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	39,252,723 warrants, 24,774,147 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2025.

b.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 22,294,103 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2024.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SEGMENT INFORMATION

a.	Segment information:

	Six Months Ended June 30,
	2025	2024
Revenues from external customers	$27,137	$13,721
Less:
Cost of revenues	18,595	15,255
Research and development expenses	27,982	40,606
Sales and marketing expenses	2,891	4,116
General and administrative expenses	8,676	10,233
Financial expense (income), net	29	(5,261)
Taxes on income	85	77

Segment loss	$31,121	$51,305

Other segment disclosures:
Depreciation and amortization expenses	$2,715	$4,036
Share-based compensation expenses	$7,907	$11,145
Interest income	$1,797	$3,266
Expenditures for segment assets	$2,924	$2,029

	June 30,	December 31,
	2025	2024
Assets:
Segment assets	$151,105	$132,049

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:- SEGMENT INFORMATION (Cont.)

b.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Six Months Ended June 30,
	2025	2024

Europe, Middle East and Africa (*)	$26,030	$12,450
Americas (**)	602	451
Israel	457	731
Asia Pacific	48	89

	$27,137	$13,721

(*)	Includes revenues from Germany only.

(**)	Includes revenues from United States in the amount of $584 and $451 for the six months ended June 30, 2025 and 2024, respectively.

c.
Concentration of credit risk from major customers:

As of June 30, 2025, Customer A accounted for approximately 98% of the Company’s trade receivables.

As of December 31, 2024, Customer A and Customer B accounted for approximately 73% and 23% of the Company’s trade receivables, respectively.